December 20, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (604) 443-7000

Robert A. Biagioni
President
Katie Gold Corp.
1055 West Hastings Street, Suite 1400
Vancouver, British Columbia
Canada V6E 2E9


Re: 	Katie Gold Corp.
Amendment No. 4 to Registration Statement on Form SB-2
Filed December 8, 2005
	File No. 333-126748


Dear Mr. Biagioni:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Risk Factors, page 8

1. We note your response to comment 3 of our letter dated November 28, 2005, including your statement that you "have sufficient funds on hand for the unpaid amounts of our estimated costs related to Phase I exploration of $20,125, this registration statement of $17,861 and our estimated administrative costs for 12 months from the date of this registration statement of $25,000." The sum of these expenses is $62,986. We also note disclosure that your cash on hand as of September 30, 2005 was $51,050. Please revise to clarify these statements. If your cash on hand has increased since September 30 so that you currently have funds on hand for the unpaid amounts you state, please update your document to disclose the presence and source of such financing.

Conglin Property Option Agreement, page 24

2. Please revise the third paragraph of the terms to your option agreement to reflect that by the second anniversary of the option agreement, you must have incurred an additional $180,000 in property expenditures, in addition to the $20,000 of expenditures you are required to incur by the first anniversary of the agreement.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Ernest Green, Staff Accountant, at (202)
551-
3733 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me at (202) 551-3767 with any other questions.


Sincerely,



Jennifer Hardy
Branch Chief

cc:	Karen A. Batcher, Esq. (via facsimile 619/789-6262)
      Batcher Zarcone & Baker, LLP
      4252 Bonita Road, Suite 151
	Bonita, California 91902

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Robert A. Biagioni
Katie Gold Corp.
December 20, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE